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FORM 12b-25	SEC FILE NUMBER
000-56608

CUSIP NUMBER
NOTIFICATION OF LATE FILING	05453U203

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SS Innovations International, Inc.
Full Name of Registrant

Former Name if Applicable

05, 3rd Floor, iLabs Info Technology Centre Udyog Vihar, Phase III
Address of Principal Executive Office (Street and Number)

Gurugram, Haryana 122016, India
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. As previously disclosed in its filings under the Securities Exchange Act of 1934, the Registrant has needed to reaudit and restate its audited consolidated financial statements for the year ended December 31, 2023, contained in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2023, and restate its unaudited interim consolidated financial statements for the quarters ended June 30, 2023, September 30, 2023, March 31, 2024, June 30, 2024 and September 30, 2024 contained in the Registrant’s Quarterly Reports on Form 10-Q for such periods. Given the time and effort required for such restatements, the Registrant required additional time to complete its financial statements, close procedures and finalize the financial statements to be included in the Form 10-K, and accordingly, needs additional time to complete its financial statements and other disclosures in the Form 10-K. The Company currently expects to file its 2024 Form 10-K within the fifteen calendar day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Anup Sethi		+91 73375 53469
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary unaudited results for the year ended December 31, 2024:

Registrant anticipates reporting a net loss of approximately $21.3 million on total revenue of approximately $22.1 million for the year ended December 31, 2024, as compared to a net loss of $20.9 million on total revenue of $5.9 million for the year ended December 31, 2023.

These figures are preliminary, unaudited and subject to change pending the filing of the Registrant’s Form 10-K.

SS Innovations International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2025	By:	/s/ Anup Sethi
		Name:	Anup Sethi
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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